Exhibit 12.1

First BanCorp
Computation of Ratio of Earnings to Fixed Charges

Nine-Month Period Ended
September 30, 2016

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$93,061
Plus:
Fixed Charges (excluding capitalized interest)	81,084

Total earnings	$174,145

Fixed Charges:
Interest expensed and capitalized	$78,284
An estimate of the interest component within rental expense	2,800
Total Fixed Charges	$81,084
Ratio of Earnings to Fixed Charges	2.15

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$93,061
Plus:
Fixed Charges (excluding capitalized interest)	29,859

Total earnings	$122,920

Fixed Charges:
Interest expensed and capitalized	$27,061
An estimate of the interest component within rental expense	2,800

Total Fixed Charges	$29,861

Ratio of Earnings to Fixed Charges	4.12